Exhibit 21.1

Direct and Indirect Subsidiaries of Artisan Components, Inc.

Name	Jurisdiction of Incorporation or Formation
Artisan Components San Diego Operations, Inc.[1]	Delaware, United States

Artisan Components International Delaware, L.L.C	Delaware, United States

Artisan Components International Limited	Ireland

Artisan Components Asia-Pacific PTE Ltd [2]	Singapore

Artisan Components Software Private Limited	India

[1]	Artisan Components San Diego Operations, Inc. is the successor entity to NurLogic Design, Inc.
[2]	A wholly-owned subsidiary of Artisan Components International Limited (Ireland)